Mail Stop 4720
Via Facsimile and U.S. Mail

March 16, 2010

Dr. Robert Hoerr
President
Enterologics, Inc.
657 Central Avenue
Cedarhurst, New York 11516

> **Re: Enterologics, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 17, 2010**
> **File No. 333-164956**

Dear Dr. Hoerr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Cover Page

1. On your cover page, please correct your state of incorporation from New York to Nevada.

Prospectus Summary, page 1

2. Please include the number of shares you are offering through this registration statement in this summary, i.e. 15,700,000.

3. Please expand your disclosure in this section to state that your independent auditors expressed substantial doubt about your ability to continue as a going concern.

4. Please explain what you mean by "probiotic" the first time you use this term in the prospectus.

5. The Prospectus Summary section should provide a balanced presentation of the information presented in the body of the filing. Please include a brief discussion of your challenges and risks, including a discussion of the fact that you have not generated any revenues from your operations, have no employees, no products in development, no manufacturing facilities and no intellectual property rights.

Risk Factors, page 3

"We are a development stage company…," page 3

6. Please revise the risk factor discussion, if true, to highlight that you expect to incur substantial operating losses in future periods.

"We require additional funding and our corporations could be curtailed . . .," page 3

7. Please revise this risk factor, including its heading, to note that your independent auditor has issued a going concern opinion after having reviewed your financial statements.

"The loss of key executives or consultants or the failure to hire qualified employees would damage our business," page 4

8. It appears that Dr. Hoerr is your only officer. Please revise this risk factor to identify Dr. Hoerr and to clarify that he is your only officer and you have no employees. Please also disclose that you have no employment agreement with Dr. Hoerr.

"Since our officers and directors work or consult for other companies . . .," page 8

9. Please revise this risk factor to specify the amount of time that your officers and directors allocate to your operations in relation to the amount of time they devote to their employment for other companies.

"Our principal stockholders, who are our officers and directors, own a controlling interest . . .," page 8

10. Please include a separate risk factor that describes the risk presented by sales of a large number of shares held by directors and executive officers could affect the market price of your stock, as currently mentioned in the sentence beginning "(i)n addition, the future prospect of sales of significant amounts of shares . . ." on page 9. As this is a distinct risk in and of itself, it should be a stand-alone risk factor.

"We may be exposed to potential risks resulting from new requirements under Section 404 of the Sarbanes-Oxley Act of 2002," page 12

11. Please include additional information about how compliance with Section 404 imposes a material risk on you and your stockholders, including why you would need to segregate responsibilities and possibly hire additional staff, as well as the consequences of any failure to comply with Section 404.

Selling Security Holders, page 14

12. Please revise your table of selling security holders to remove footnote (1) next to the column header "Name of Selling Security Holder" and to include a footnote (4) next to MBTA Management.

Management's Discussion and Analysis or Plan of Operation, page 25

13. Please provide a discussion of your results of operations pursuant to Item 303 of Regulation S-K.

Recent Sales of Unregistered Securities, page 32

14. Please refer to Item 701 of Regulation S-K and revise your disclosure to provide the applicable provision of Regulation D on which your sales relied, the facts on which such exemptions were based, and explain why no Forms D appear to have been filed in connection with these sales.

Report of Independent Registered Public Accounting Firm, page F-1

15. Please have your auditor revise the report to state that the company had a net loss of $8,099. The current report states that the net loss was 58.099.

Note 5. Going Concern, page F-7

16. Please clarify what actions are being taken for additional funding in order to implement your strategic plan.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Daniel Greenspan at (202) 551-3623, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David Lubin, Esq.
        David Lubin & Associates, PLLC
        5 North Village Avenue
        Rockville Centre, New York 11570